Exhibit 99.1

Purple Biotech Announces New Data from CAPTN-3 Platform Tri-specific IM1240

Data, generated in the lab of Dr. Amir Horowitz of the Tisch Cancer Institute at the Icahn School of Medicine at Mount Sinai, demonstrated that all tested patient-derived tumor samples (n=7) responded to IM1240 treatment

New data shows that the NKG2A arm significantly enhanced anti-tumor activity in all samples and improved the therapeutic index

Immune cell structures known as a hallmark of effective anti-tumor immune response and favorable prognosis, were induced by IM1240 in a patient-derived non-small cell lung cancer (NSCLC) biopsy, corresponding with IM1240 anti-tumor efficacy

REHOVOT, Israel, April 27, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer efficacy while minimizing toxicity, today announced new preclinical data supporting the clinical potential of IM1240, the Company’s lead CAPTN-3 tri-specific antibody. IM1240 is a conditionally activated, capped-CD3 × 5T4 × NKG2A tri-specific designed to direct tumor-selective T-cell activation while also leveraging NKG2A-mediated checkpoint inhibition to enhance anti-tumor activity.

The new data, generated in the laboratory of Dr. Amir Horowitz of the Tisch Cancer Institute and the Lipschultz Precision Immunology Institute at the Icahn School of Medicine at Mount Sinai, demonstrated potent anti-tumor activity for IM1240 across multiple treatment-resistant patient-derived tumor samples. All seven tested samples responded to IM1240 treatment, including samples from PD-1 or PD-1/chemo-resistant head and neck squamous cell carcinoma metastatic lymph nodes and enfortumab vedotin + PD-1-resistant muscle-invasive bladder cancer.

“These data demonstrate the critical contribution of IM1240’s NKG2A arm, confirmed using a variant with a mutated NKG2A-binding domain, which resulted in loss of apoptotic activity across all samples,” said Dr. Horowitz. “Further tissue profiling analyses of NSCLC patient-derived explants demonstrated that treatment with IM1240 induced pronounced immune cell reorganization within the tissue hallmarked by visible induction of mature tertiary lymphoid structures (TLS), which are associated with strong anti-tumor immunity and improved clinical outcomes, as well as increased abundances of CD8 T cells and NK cells, and reduction in numbers of Tregs and tumor cells.”

Gil Efron, Chief Executive Officer of Purple Biotech added, “The differentiation of the CAPTN-3 platform from other T cell engagers with the contribution of its NKG2A arm that dually engages NK cells and enhances activity and expands the therapeutic index which we believe is very important for patients’ treatment and for potential improved clinical outcomes, and we are excited by these results from the lab of Dr. Amir Horowitz. IM1240 has the potential to treat resistant patients across multiple tumor types as supported by preclinical data in triple-negative breast cancer, NSCLC, head & neck and bladder cancer models, suggesting a significant market opportunity.”

About the CAPTN-3 Platform

CAPTN-3, Purple Biotech’s lead program, is a platform of masked tri-specific antibodies that simultaneously target tumor-associated antigens while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment by masking the CD3-binding arm in circulation and activating it only at the tumor site, significantly expanding the therapeutic window versus unmasked T-cell engagers. The platform’s lead candidates, IM1240 (targeting 5T4) and IM1305 (targeting TROP2), are in preclinical development.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing towards the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbour Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com